

07008260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 36398

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Itradedirect.com Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NW Boca Raton Boulevard, Suite 22
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arlt (800) 859-2240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 11 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 West Morse Boulevard, Suite 200 (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2007
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Arlt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itradedirect.com Corp, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Itradedirect.com Corp.

June 30, 2007



Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report

Board of Directors
Itradedirect.com Corp.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Itradedirect.com Corp. (the "Company") as of June 30, 2007, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itradedirect.com Corp. at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 24, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

ITRADEDIRECT.COM CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash	$ 21,851
Receivables from clearing organizations	349,353
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $49,485	14,890
Deposits with clearing organizations	68,005
Other assets	7,043
	$ 461,142

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 31,007
Commissions payable	209,789
	240,796
Stockholder's equity:	
Common stock, Class A, $.001 par value, voting, 10,000 shares authorized, issued, and outstanding	10
Common stock, Class A, $.001 par value, non-voting, 10,000,000 shares authorized, 430,250 shares issued and outstanding	430
Additional paid-in capital	3,018,584
Accumulated deficit	(2,798,678)
	220,346
	$ 461,142

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENT OF LOSS

YEAR ENDED JUNE 30, 2007

Revenues:	
Brokerage commissions and revenues	$ 5,432,589
Service fee income	604,967
Miscellaneous income	172,049
	6,209,605
Expenses:	
Commissions and compensation	5,303,562
Clearing fees	390,918
Rent	26,850
Professional fees	160,487
Licenses and registrations	92,936
Payroll and payroll taxes	225,626
Communications	42,211
Other operating expenses	101,208
Depreciation	12,461
	6,356,259
Net loss	$ (146,654)

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, July 1, 2006	440,250	$ 440	$ 2,968,584	$ (2,652,024)	$ 317,000
Capital contributions	-	-	50,000	-	50,000
Net loss	-	-	-	(146,654)	(146,654)
Balances, June 30, 2007	440,250	$ 440	$ 3,018,584	$ (2,798,678)	$ 220,346

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net loss	$ (146,654)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	12,461
Changes in operating assets and liabilities:	
Increase in receivables from clearing organizations	(45,188)
Increase in deposits with clearing organizations	(940)
Increase in other assets	(5,266)
Increase in accounts payable and accrued expenses	2,629
Increase in commissions payable	33,699
Total adjustments	(2,605)
Net cash used for operating activities	(149,259)
Cash flows provided by financing activities:	
Capital contributions and net cash provided by financing activities	50,000
Net decrease in cash	(99,259)
Cash at beginning of the year	121,110
Cash at end of the year	$ 21,851

See accompanying notes to financial statements.

ITRADEDIRECT.COM CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Itradedirect.com Corp. (the "Company") was incorporated in the state of Florida on July 7, 1986 and commenced operations as a broker-dealer. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Advertising costs:

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2007 was $6,424.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use estimates and make judgments. While management has considered all available information, actual amounts could differ from those reported as assets, liabilities, related revenues, costs and expenses.

Furniture, equipment and leasehold improvements:

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally 5 years. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation includes amortization expense for leasehold improvements.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assts and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

ITRADEDIRECT.COM CORP.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED JUNE 30, 2007

1. Nature of operations and summary of significant accounting policies - continued:

Liabilities subordinated to claims of general conditions:
There were no borrowings under subordination agreements as of June 30, 2007.

2. Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements at June 30, 2007 are as follows:

Furniture	$ 7,570
Equipment	55,935
Leasehold improvements	870
	64,375
Accumulated depreciation	(49,485)
	$ 14,890

3. Income taxes:

The components of the net deferred tax asset recognized in the accompanying balance sheet at June 30, 2007 are as follows:

Deferred tax asset	$ 592,920
Deferred tax liability	-
Valuation allowance	(592,920)
	$ -

The income tax benefit differs from the benefit that would result from applying federal statutory rates to loss before income tax benefit due to the deferred tax asset being fully allowed for.

The Company has a net operating loss carryforward of approximately $2,774,000, which can be used against future income for federal and state income tax purposes through 2027.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2007, the Company had excess net capital of $192,053 and a net capital ratio of 1.22 to 1.

5. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $68,000, are not covered by federal depositor's insurance at June 30, 2007.

6. Leases:

The Company leases its administrative office space under a 12 month operating lease, expiring in December 2007. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility. The monthly rental expense for this lease is $525. The rent paid by the Company on this lease for the year ended June 30, 2007 was $7,501.

The Company has another administrative office in Charlevoix, Michigan. The office lease for this office was executed by the Company's sole stockholder, Itradenow.com Corp. The rent paid by the Company on this lease for the year ended June 30, 2007 was $19,349. The Company is under no legal or contractual obligation to pay rent on this lease.

The Company has an Office of Supervisory Jurisdiction ("OSJ") agreement in which the registered representative maintains an office in Selden, New York. All operating costs of this office are borne by the OSJ.

Future net minimum lease payments are as follows:

Year ending June 30,	
2008	$ 1,050

7. OSJ agreement:

In 2005, the Company entered into an OSJ agreement with a registered representative to establish an agency and licensee office in accordance with various state agencies, the NASD, and the terms and conditions of the clearing agreements. The OSJ is responsible for its related operating expenses and receives 95% of the gross commissions earned.

8. Supplemental disclosures of cash flow information:

During the year ended June 30, 2007, cash was paid as follows:

Interest	$ 606
Income taxes	$ -

9. Contingencies:

During the year ended June 30, 2007, the Company was a co-defendant in an arbitration proceeding alleging that the Company was negligent and that there was a breach of fiduciary duty and misrepresentation in regards to the private placement of the Company's sole shareholder's stock. The claimant is seeking damages of approximately $378,255, an unspecified amount of punitive damages, interest, costs, and attorney fees. A final hearing in this arbitration is scheduled for November 2007.

An investigation is being held by the NASD for regulatory matters. The NASD has proposed a fine of $105,000. The Company is currently negotiating the proposed fine amount with the NASD. Due to the uncertainty of the final fine amount, an accrual of this liability has not been made in the accompanying financial statements.

The Company was named a co-defendant in an arbitration proceeding claiming an alleged sales practice violation. The claimant alleges that he lost $124,000 because his account was mishandled by a registered representative of the Company. The claimant is seeking damages of more than $500,000. Legal counsel believes that an unfavorable outcome is reasonably possible.

A complaint has been filed against the Company alleging excessive trading, unsuitable recommendations, and excessive commissions. Currently, the Company and the broker of record are directly negotiating with the customer to resolve the complaint. Legal counsel believes that an unfavorable outcome of the amount of the customer's loss, $113,666, is reasonably possible.

ITRADEDIRECT.COM CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2007

Total stockholder's equity	$ 220,346
Adjustments:	
Deduct: Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	(14,890)
Other assets	(7,043)
Net capital before haircuts on securities positions	198,413
Haircuts on securities positions	(1,360)
Net capital	$ 197,053

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 188,479
Audit adjustments:	
Adjustments to income tax liability	8,572
Rounding	2
	$ 197,053

See auditors' report.

ITRADEDIRECT.COM CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2007

Accounts payable and accrued expenses	$ 31,007
Commissions payable	209,789
Aggregate indebtedness	$ 240,796
Ratio of aggregate indebtedness to net capital	1.22 to 1

See auditors' report.



Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Itradedirect.com Corp.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Itradedirect.com Corp. (the "Company") for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornell & Gopy LLC

August 24, 2007

END